Exhibit 99.1

Precision Drilling Corporation First Quarter Report for the three months ended March 31, 2013 and 2012

Management’s Discussion and Analysis for the three month period ended March 31, 2013 of Precision Drilling Corporation (“Precision” or the “Corporation”) prepared as at April 24, 2013 focuses on the unaudited Interim Consolidated Financial Statements and related notes and pertains to known risks and uncertainties relating to the oilfield services sector. This discussion should not be considered all inclusive as it does not include all changes regarding general economic, political, governmental and environmental events. This discussion should be read in conjunction with the Corporation’s 2012 Annual Report, Annual Information Form, the unaudited March 31, 2013 Interim Consolidated Financial Statements and related notes and the cautionary statement regarding forward-looking information and statements on page 10 of this report.

SELECT FINANCIAL AND OPERATING INFORMATION

Financial Highlights
	Three months ended March 31,
(thousands of Canadian dollars, except where noted)	2013	2012	% Change
Revenue	595,720	640,066	(6.9)
Adjusted EBITDA(1)	215,181	245,574	(12.4)
Adjusted EBITDA % of revenue	36.1%	38.4%
Net earnings	93,313	111,081	(16.0)
Cash provided by operations	62,948	162,440	(61.2)
Funds provided by operations(1)	144,682	247,739	(41.6)
Capital spending:
Expansion	76,515	136,472	(43.9)
Upgrade	37,541	54,259	(30.8)
Maintenance and infrastructure	16,549	30,952	(46.5)
Proceeds on sale	(2,538)	(5,079)	(50.0)
Net capital spending	128,067	216,604	(40.9)

Net earnings per share ($):
Basic	0.34	0.40	(15.0)
Diluted	0.33	0.39	(15.4)
Dividend paid per share ($)	0.05	-	n/m
(1)	Adjusted EBITDA and funds provided by operations are additional GAAP measures. See “ADDITIONAL GAAP MEASURES”.
n/m – calculation not meaningful

Operating Highlights
	Three months ended March 31,
	2013	2012	% Change
Contract drilling rig fleet	322	344	(6.4)
Drilling rig utilization days:
Canada	11,101	12,369	(10.3)
United States	7,278	9,451	(23.0)
International	719	185	288.6
Service rig fleet	217	210	3.3
Service rig operating hours	89,392	94,042	(4.9)

FINANCIAL POSITION
( thousands of Canadian dollars, except ratio)	March 31, 2013	December 31, 2012
Working capital	317,080	278,021
Long-term debt(1)	1,241,154	1,218,796
Total long-term financial liabilities	1,267,875	1,245,290
Total assets	4,378,670	4,300,263
Long-term debt to long-term debt plus equity ratio(1)	0.35	0.36
(1)	Net of unamortized debt issue costs.

Net earnings this quarter were $93 million or $0.33 per diluted share compared to $111 million or $0.39 per diluted share in the first quarter of 2012.

Revenue this quarter was $596 million, $44 million or 7% lower than the first quarter of 2012, mainly due to lower North American activity partially offset by higher average dayrates and increased international activity.  Compared to the first quarter of 2012, revenue from our Contract Drilling Services and Completion and Production Services segments were both down 7%.

North American drilling activity was down this quarter versus the prior year quarter as a result of continuing low natural gas prices, oil transportation bottlenecks resulting in regional oil price discounts, and general global economic uncertainty persisting for much of the quarter.

Earnings before income taxes, finance charges, foreign exchange, and depreciation and amortization ("adjusted EBITDA") this quarter was $215 million or 12% lower than the first quarter of 2012.  Our adjusted EBITDA margin was 36% this quarter, compared to 38% in the first quarter of 2012.  The decrease in adjusted EBITDA margin was mainly the result of lower activity levels across most North American business lines partially offset by higher dayrates.  Our activity in this quarter, as measured by drilling rig utilization days, decreased 10% in Canada and 23% in the United States compared to the first quarter of 2012.

Adjusted EBITDA margin (adjusted EBITDA as a percentage of revenue) was 36% this quarter, compared to 38% in the first quarter of 2012.  The 36% adjusted EBIDTA margin was a result of higher dayrates from the new build and upgraded Tier 1 rigs that we have deployed over the past few years offset by the impact of lower utilization on fixed costs.  Our portfolio of term customer contracts, a highly variable operating cost structure and economies achieved through vertical integration of the supply chain all help us manage our adjusted EBITDA margins.

Our vision is to be recognized as the High Performance, High Value provider of services for global energy exploration and development.  We work toward that vision by defining and measuring our results against strategic priorities.  Our 2013 priorities are threefold:

1.	Execute our High Performance, High Value strategy
Continue to drive execution excellence in our people, internal systems and infrastructure supporting our world class safety, training and development programs, upgrading and consolidating our Nisku operations and leveraging our investments in our Houston and Red Deer Tech Centers.

2.	Execute on existing organic growth opportunities
Remain poised to seize growth opportunities, leveraging our balance sheet strength and flexibility.
Deliver new build rigs to the North American market and upgrade existing drilling rigs to higher specification assets on customer contracts.

Grow High Performance, High Value service lines for unconventional field development, such as integrated directional drilling, coil tubing and rentals.

3.	Build our brand
Uphold our reputation and market breadth in North America while strengthening our presence in select oilfield markets internationally.

2 | Management’s Discussion and Analysis

The West Texas Intermediate price of oil has remained consistent with the 2012 average while natural gas prices have improved.

	Three months ended Mar 31,		Year ended Dec 31,
	2013	2012	2012
Average oil and natural gas prices
Oil
West Texas Intermediate (per barrel) (US$)	94.35	102.84	94.13
Natural gas
Canada
AECO (per MMBtu) (Cdn$)	3.20	2.15	2.39
United States
Henry Hub (per MMBtu) (US$)	3.49	2.45	2.75

Summary for the three months ended March 31, 2013:

● Operating earnings (see “Additional GAAP Measures” in this news release) this quarter were $130 million and 22% of revenue, compared to $171 million and 27% of revenue in 2012.  Operating earnings were negatively impacted by the decrease in activity in most of our North American based operations compared to the first quarter in 2012.

● General and administrative expenses this quarter were $39 million or $1 million higher than the first quarter of 2012.

● Finance charges were $23 million, an increase of $1 million compared with the first quarter of 2012.

● Average revenue per utilization day for contract drilling rigs increased in the first quarter of 2013 to US$23,991 from the prior year first quarter of US$23,225 in the United States and increased in Canada to $22,299 in the first quarter of 2013 from $21,091 for the first quarter of 2012.  The increase in revenue rates for the first quarter in Canada and the United States in part reflects the dayrates achieved from additional Tier 1 and upgraded rigs entering the fleet compared to the prior year quarter.  In addition, average dayrates in Canada were higher due to the pass through of increased labour costs, while in the U.S. average dayrates were higher because of the effect of turnkey revenue spread over a lower activity base.  In Canada, for the first quarter of 2013, 39% of Precision’s utilization days were achieved from drilling rigs working under term contracts compared to 36% in the 2012 comparative period.  In the United States, for the first quarter of 2013, 59% of Precision’s utilization days were generated from rigs working under term contracts compared to 79% in the 2012 comparative period.  Turnkey revenue for the first quarter of 2013 was US$12 million, the same as in the 2012 comparative period.  Within Precision’s Completion and Production Services segment, average hourly rates for service rigs were $813 in the first quarter of 2013 compared to $819 in the first quarter of 2012.

● Average operating costs per utilization day for drilling rigs increased in the first quarter of 2013 to US$14,813 from the prior year first quarter of US$13,860 in the United States while in Canada costs increased to $9,949 in 2013 from $9,691 in 2012.  The cost increase per day in the United States was primarily due to turnkey and fixed costs spread over a lower activity base.   The cost increase in Canada was primarily due to a labour rate increase that became effective in the fourth quarter of 2012 and fixed costs spread over a lower activity base.  Within Precision’s Completion and Production Services segment, average hourly operating costs for service rigs in Canada increased to $565 in the first quarter of 2013 as compared to $549 in the first quarter of 2012 primarily due to costs associated with coil tubing.

● Precision realized revenue from directional services of $37 million in the first quarter of 2013 in line with the prior year period.

● Funds provided by operations in the first quarter of 2013 were $145 million, a decrease of $103 million from the prior year comparative quarter of $248 million.  In addition to lower earnings for the quarter compared to last year we paid $71 million in tax in the current quarter compared to $1 million in the prior year period.

● Capital expenditures for the purchase of property, plant and equipment were $131 million in the first quarter, a decrease of $91 million over the same period in 2012.  Capital spending for the first quarter of 2013 included $77 million for expansion capital, $37 million for upgrade capital and $17 million for the maintenance of existing assets and infrastructure spending.

Precision Drilling Coproration | 3

OUTLOOK

Contracts
Our portfolio of term customer contracts provides a base level of activity and revenue, and as at April 24, 2013 we have term contracts in place for an average of 55 rigs in Canada, 40 in the United States and 10 internationally for the second quarter of 2013 and an average of 52 rig contracts in Canada, 36 in the United States and 10 internationally for the full year.  In Canada, term contracted rigs normally generate 250 utilization days per rig year because of the seasonal nature of well access.  In most regions in the United States and internationally, term contracts normally generate 365 utilization days per rig year.

Drilling Activity
In the United States, our average active rig count in the quarter was 81 rigs, down 22 rigs over the first quarter in 2012 and down 6 rigs over the fourth quarter of 2012.  We currently have 79 rigs active in the United States and expect our rig count in the United States to remain relatively unchanged over the coming months.

In Canada, our average active rig count in the quarter was 123 rigs, down 11 rigs over the first quarter in 2012 and up 34 rigs over the fourth quarter of 2012.    We expect typical seasonal softness through the second quarter in Canada, but in the third quarter expect to benefit from the fleet enhancements made over the past few years when compared to the prior year period.

Internationally, our average active rig count in the quarter was eight rigs, up six over the first quarter in 2012 and in line with the fourth quarter of 2012.  Our active rig count internationally is expected to grow by three rigs over the next two quarters as our two rigs in Kurdistan begin drilling operations and we have an additional rig going to work in Mexico.

Industry Conditions
To date in 2013, drilling activity has been lower in Canada and the United States compared to this time last year.  According to industry sources, as at April 19, 2013, the U.S. active land drilling rig count was down about 11% from the same point last year and the Canadian active land drilling rig count was down about 14%.  Despite the active industry rig count softness, demand for Tier 1 assets continues to be strong, benefiting the drilling contractors with a high percentage of Tier 1 assets.

The trend toward oil-directed drilling in North America has continued in 2013.  During the quarter approximately 74% of the Canadian industry’s active rigs and 76% of the U.S. industry’s active rigs were drilling for oil targets, compared to 72% and 64%, respectively at the same time last year.

Capital Spending
We expect capital spending in 2013 to be approximately $533 million, of which $131 million was spent during the first quarter:

•
$237 for expansion capital, which includes the cost to complete the two remaining drilling rigs from the 2012 new build rig program, one new rig build for the North American market, the cost to complete about 50 percent of two new build rigs going to Kuwait, long lead equipment and new equipment for our Completion and Production Services segment.

•
$119 million for upgrade capital, which includes the upgrade of approximately 20 rigs, including the two rigs going to Northern Iraq in the Kurdistan region and to purchase long lead time items for our capital inventory.

•	$177 for sustaining and infrastructure expenditures, which is based on currently anticipated activity levels and some of the cost to consolidate and upgrade our operating facilities.

4 | Management’s Discussion and Analysis

SEGMENTED FINANCIAL RESULTS
Precision’s operations are reported in two segments: the Contract Drilling Services segment which includes the drilling rig, directional drilling, oilfield supply and manufacturing divisions; and the Completion and Production Services segment which includes the service rig, snubbing, coil tubing, rental, camp and catering and wastewater treatment divisions.

	Three months ended March 31,
(Stated in thousands of Canadian dollars)	2013	2012	% Change
Revenue:
Contract Drilling Services	496,238	531,066	(6.6)
Completion and Production Services	103,588	111,085	(6.7)
Inter-segment eliminations	(4,106)	(2,085)	96.9
	595,720	640,066	(6.9)

Adjusted EBITDA:(1)
Contract Drilling Services	207,205	227,556	(8.9)
Completion and Production Services	30,115	39,204	(23.2)
Corporate and other	(22,139)	(21,186)	4.5
	215,181	245,574	(12.4)
 (1) See “ADDITIONAL GAAP MEASURES”.

Segment Review of Completion and Production Services
	Three months ended March 31,
(Stated in thousands of Canadian dollars, except where noted)	2013	2012	% Change
Revenue	496,238	531,066	(6.6)
Expenses:
Operating	277,046	291,134	(4.8)
General and administrative	11,987	12,376	(3.1)
Adjusted EBITDA (1)	207,205	227,556	(8.9)
Depreciation	73,711	67,335	9.5
Operating earnings(1)	133,494	160,221	(16.7)
Operating earnings as a percentage of revenue	26.9%	30.2%
Drilling rig revenue per utilization day in Canada (Cdn$)	22,299	21,091	5.7
Drilling rig revenue per utilization day in the United States(2)(US$)	23,991	23,225	3.3
(1) See “ADDITIONAL GAAP MEASURES”.
(2) Includes revenue from idle but contracted rig days.

	Three months ended March 31,
Canadian onshore drilling statistics:(1)	2013		2012
	Precision	Industry(2)	Precision	Industry(2)
Number of drilling rigs (end of period)	187	822	192	811
Drilling rig operating days (spud to release)	9,789	43,298	11,042	48,121
Drilling rig operating day utilization	58%	59%	64%	65%
Number of wells drilled	1,055	3,564	872	3,019
Average days per well	9.3	12.1	12.7	15.9
Number of metres drilled (000s)	1,829	7,347	1,619	6,411
Average metres per well	1,734	2,062	1,856	2,124
Average metres per day	187	170	147	133
(1) Canadian operations only.
(2) Canadian Association of Oilwell Drilling Contractors (“CAODC”), and Precision – excludes non-CAODC rigs and non-reporting CAODC members.

United States onshore drilling statistics:(1)	2013		2012
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarter ended March 31	81	1,706	104	1,947
(1) United States lower 48 operations only.
(2) Baker Hughes rig counts.

Precision Drilling Coproration | 5

Customer demand for drilling services was down in the first quarter due to economic uncertainty and its impact on drilling budgets. Revenue from Contract Drilling Services was $496 million this quarter or 7% lower than the first quarter of 2012, while adjusted EBITDA of $207 million decreased 9%.  The decreases were mainly because drilling rig utilization was down in both Canada and the U.S. partially offset by growth in our international contract drilling business.

Operating results for our international business improved as we began to realize revenue from increased activity and Middle East start-up costs incurred in the prior year quarter.  On average, we had eight rigs working internationally during the first quarter of 2013 compared with two in the corresponding quarter of 2012. Drilling utilization days in our international operations were 719 days, 289% higher than the prior year comparative period.

Drilling rig utilization days in Canada (drilling days plus move days) during the first quarter of 2013 were 11,101, a decrease of 10% compared to 2012 while drilling rig utilization days in the United States were 7,278 or 23% lower than the same quarter of 2012.  The declines in activity were primarily due to decreased market demand as customers conserved cash and deferred drilling programs.  The majority of our North America activity came from oil and liquids-rich natural gas related plays.

Drilling rig revenue per utilization day in Canada was up 6% and 3% in the U.S. over 2012. The increase in average dayrates for Canada and the U.S. was the result of improved rig mix and continued demand for Tier 1 assets.  In the U.S. the increase in the average dayrate was primarily driven by turnkey revenue spread over lower activity and idle but contracted rig revenue.

In Canada, 39% of utilization days in the first quarter were generated from rigs under term contract, compared to 36% in the first quarter of 2012.  In the U.S., 59% of utilization days were generated from rigs under term contract as compared to 79% in the first quarter of 2012.  At the end of the quarter we had 58 drilling rigs under contract in Canada,  44 in the U.S. and eight internationally.

Operating costs were 56% of revenue for the quarter, which was one percentage point higher than the prior year period. On a per utilization day basis, operating costs for the drilling rig division in Canada were above the prior year primarily because of an increase in crew wage expense.  In the U.S., operating costs for the quarter on a per day basis were up from the first quarter in 2012 as a result of higher relative turnkey costs and timing of sales and use and property taxes, partially offset by a reduction in repair and maintenance costs.

Depreciation expense in the quarter was 9% higher than in the first quarter of 2012.  Depreciation was higher, despite a decrease in overall drilling activity, as a result of a greater proportion of operating days from our Tier 1 drilling rigs in 2013 relative to 2012 and depreciation from the growth in directional drilling and international contract drilling.  With the exception of certain PSST drilling rigs and directional drilling equipment, contract drilling operations use the unit of production method of calculating depreciation.

Segment Review of Completion and Production Services

	Three months ended March 31,
(Stated in thousands of Canadian dollars, except where noted)	2013	2012	% Change
Revenue	103,588	111,085	(6.7)
Expenses:
Operating	68,898	67,537	2.0
General and administrative	4,575	4,344	5.3
Adjusted EBITDA(1)	30,115	39,204	(23.2)
Depreciation	9,245	8,034	15.1
Operating earnings(1)	20,870	31,170	(33.0)
Operating earnings as a percentage of revenue	20.1%	28.1%
Well servicing statistics:
Number of service rigs (end of period)	217	210	3.3
Service rig operating hours	89,392	94,042	(4.9)
Service rig operating hour utilization	46.3%	49.8%
Service rig revenue per operating hour (Cdn$)	813	819	(0.7)
(1) See “ADDITIONAL GAAP MEASURES”.

6 | Management’s Discussion and Analysis

Revenue and adjusted EBITDA from Completion and Production Services were both down compared to the first quarter of 2012: revenue was $104 million or 7% lower than the first quarter of 2012; adjusted EBITDA was $30 million or 23% lower than the first quarter of 2012. These declines are mainly because customers reduced spending in response to greater economic uncertainty, which reduced activity across all our service lines.

Well servicing activity in the first quarter was 5% lower than the first quarter of 2012 due to lower industry activity.  Approximately 85% of the first quarter service rig activity was oil related.  Our rental division activity in the first quarter was lower than the first quarter of 2012 mainly due to the amount of surface storage capacity in the Western Canada Sedimentary Basin.

Average service rig revenue per operating hour in the first quarter was $813, or $6 lower than the first quarter of 2012.  Increased coil tubing operations in the current quarter, which operate at higher rates, was offset by a reduction in the service rig rate due to geographic mix.

Operating costs as a percentage of revenue increased to 67% in the first quarter of 2013, from 61% in the first quarter of 2012. Operating costs per service rig operating hour were higher than in the first quarter of 2012 mainly because of the higher cost associated with the new coil tubing operations.

Depreciation in the first quarter of 2013 was 15% higher than the first quarter of 2012 because of the depreciation expense associated with new equipment. We use the straight-line method of calculating depreciation for our completion and production business lines, except for the well servicing division, where we use the unit of production method.

Segment Review of Corporate and Other
Our corporate segment is viewed as support functions that provide assistance to more than one segment.  The Corporate and other segment had an adjusted EBITDA loss of $22 million for the first quarter of 2013, in line with the prior year comparative period.

Other Items
Net financial charges for the quarter were $23 million, an increase of $1 million from the first quarter of 2012.

We had a foreign exchange gain of $3 million during the first quarter of 2013 due to the weakening of the Canadian dollar versus the U.S. dollar and the impact thereof on the net U.S. dollar denominated monetary position in the Canadian dollar-based companies.

Income taxes for the quarter were $18 million, a decrease of $15 million compared to the prior year primarily as a result of reduced operating results and income taxed at lower rates.

LIQUIDITY AND CAPITAL RESOURCES
The oilfield services business is inherently cyclical in nature. To manage this, we focus on maintaining a strong balance sheet so we have the financial flexibility we need to continue to manage our growth and cash flow, no matter where we are in the business cycle.

We apply a disciplined approach to managing and tracking results of our operations to keep costs down.  We maintain a variable cost structure so we can be responsive to changing competition and demand.

Our maintenance capital expenditures are tightly governed by and highly responsive to activity levels with additional cost savings leverage provided through our internal manufacturing and supply divisions.  Term contracts on expansion capital for new build rig programs provide more certainty of future revenues and return on our capital investments.

Liquidity
As at March 31, 2013 our liquidity is supported by a cash balance of $95 million, a senior secured credit facility of US$850 million, operating facilities totaling approximately $55 million and a US$25 million secured facility for letters of credit.

At March 31, 2013, including letters of credit, we had approximately $1,314 million outstanding under our secured and unsecured credit facilities and $25 million in unamortized debt issue costs.

Precision Drilling Coproration | 7

Amount	Availability	Used for	Maturity
Senior facility (secured)
US$850 million (extendible, revolving term credit facility with US$250 million accordion feature)	Undrawn, except US$27 million in outstanding letters of credit	General corporate purposes	November 17, 2017
Operating facilities (secured)
$40 million	Undrawn, except $20 million in outstanding letters of credit	Letters of credit and general corporate purposes
US$15 million	Undrawn	Short term working capital requirements
Demand letter of credit facility (secured)
US$25 million	Undrawn	Letters of credit
Senior notes (unsecured)
$200 million	Fully drawn	Debt repayment	March 15, 2019
US$650 million	Fully drawn	Debt repayment and general corporate purposes	November 15, 2020
US$400 million	Fully drawn	Capital expenditures and general corporate purposes	December 15, 2021

Our secured facility includes financial ratio covenants that are tested quarterly and we are compliant with these covenants and expect to remain compliant.

The current blended cash interest cost of our debt is about 6.6%.

Hedge of investments in U.S. operations
We have designated our U.S. dollar denominated long-term debt as a hedge of our investment in our operations in the U.S.  To be accounted for as a hedge, the foreign currency denominated long-term debt must be designated and documented as such and must be effective at inception and on an ongoing basis.  We recognize the effective amount of this hedge (net of tax) in other comprehensive income.  We recognize ineffective amounts (if any) in earnings.

QUARTERLY FINANCIAL SUMMARY
(Stated in thousands of Canadian dollars, except per share amounts)
	2012			2013
Quarters ended	June 30	September 30	December 31	March 31
Revenue	381,966	484,761	533,948	595,720
Adjusted EBITDA(1)	97,192	151,000	177,026	215,181
Net earnings (loss):	18,261	39,357	(116,339)	93,313
Per basic share	0.07	0.14	(0.42)	0.34
Per diluted share	0.06	0.14	(0.42)	0.33
Funds provided by operations(1)	62,373	146,124	142,576	144,682
Cash provided by operations	275,346	61,183	136,317	62,948
Dividends per share	-	-	0.05	0.05

	2011			2012
Quarters ended	June 30	September 30	December 31	March 31
Revenue	345,325	492,944	587,408	640,066
Adjusted EBITDA(1)	92,566	186,248	229,839	245,574
Net earnings:	16,403	83,468	28,046	111,081
Per basic share	0.06	0.30	0.10	0.40
Per diluted share	0.06	0.29	0.10	0.39
Funds provided by operations(1)	70,766	73,182	256,103	247,739
Cash provided by operations	176,312	20,281	218,857	162,440
(1) See “ADDITIONAL GAAP MEASURES”.

8 | Management’s Discussion and Analysis

ADDITIONAL GAAP MEASURES
We reference Generally Accepted Accounting Principles (GAAP) measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Adjusted EBITDA
We believe that adjusted EBITDA (earnings before income taxes, financing charges, foreign exchange, and depreciation and amortization) as reported in the Interim Consolidated Statement of Earnings is a useful measure, because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and non-cash depreciation and amortization charges.

Operating Earnings
We believe that operating earnings, as reported in the Interim Consolidated Statements of Earnings, is a useful measure because it provides an indication of the results of our principal business activities before consideration of how those activities are financed and the impact of foreign exchange and taxation.

Funds Provided by Operations
We believe that funds provided by operations, as reported in the Interim Consolidated Statements of Cash Flow is a useful measure because it provides an indication of the funds our principal business activities generated prior to consideration of working capital, which is primarily made up of highly liquid balances.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES
During the first quarter of 2013, there were no changes in internal control over financial reporting that materially affected (or are reasonably likely to materially affect) our internal control over financial reporting.

  Precision Drilling Coproration | 9

CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward‐looking information" within the meaning of applicable Canadian securities legislation and "forward‐looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward‐looking information and statements").

In particular, forward looking information and statements include, but are not limited to, the following:  Precision's 2013 priorities are executing its High Performance, High Value strategy, executing on existing organic growth opportunities and building its brand; Precision expects its rig count in the United States to remain relatively unchanged over the coming months; Precision expects typical seasonal softness through the second quarter in Canada, but in the third quarter expects to benefit from the fleet enhancements made over the past few years when compared to the prior year period; Precision's active rig count internationally is expected to grow by three rigs over the next two quarters as its two rigs in Kurdistan begin drilling operations and Precision has an additional rig going to work in Mexico; amount and use of planned capital expenditures; and Precision expects to remain compliant with the financial covenants included in its secured facility.

These forward‐looking information and statements are based on certain assumptions and analysis made by the Corporation in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Corporation’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Corporation’s expectations. Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services; capital market liquidity available to fund customer drilling programs; availability of cash flow, debt and/or equity sources to fund the Corporation’s capital and operating requirements, as needed; sustainability of our dividend; the effects of seasonal and weather conditions on operations and facilities; the existence of competitive operating risks inherent in its businesses; general economic, market or business conditions; changes in laws or regulations; the availability of qualified personnel, management or other key inputs; currency exchange fluctuations; and other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Consequently, all of the forward‐looking information and statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Corporation will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Corporation or its business or operations. Readers are therefore cautioned not to place undue reliance on such forward‐looking information and statements. Except as may be required by law, the Corporation assumes no obligation to update publicly any such forward‐looking information and statements, whether as a result of new information, future events or otherwise.

10 | Management’s Discussion and Analysis

SHAREHOLDER INFORMATION

STOCK EXCHANGE LISTINGS
Shares of Precision Drilling Corporation are listed on the Toronto Stock Exchange ("TSX") under the trading symbol PD and on the New York Stock Exchange ("NYSE") under the trading symbol PDS.

Q1 2013 TRADING PROFILE

Toronto (TSX: PD)
High: $9.49
Low: $8.05
Close: $9.39
Volume Traded:  51,354,552

New York (NYSE: PDS)
High: US$9.42
Low: US$7.81
Close: US$9.23
Volume Traded:  74,958,575

TRANSFER AGENT
AND REGISTRAR
Computershare Trust Company of Canada
Calgary, Alberta

TRANSFER POINT
Computershare Trust Company NA
Denver, Colorado

ACCOUNT QUESTIONS
Precision’s Transfer Agent can help you with a variety of shareholder related services, including:

•    Change of address
•    Lost unit certificates
•    Transfer of units to another person
•    Estate settlement

You can contact Precision’s
Transfer Agent at:
Computershare Trust Company
of Canada
100 University Avenue
9th Floor, North Tower
Toronto, Ontario, Canada
M5J 2Y1

Telephone: 1-800-564-6253
(toll free in Canada and the United States)
1-514-982-7555
(international direct dialing)
Email: service@computershare.com

ONLINE INFORMATION
To receive news releases by email, or to view this interim report online, please visit Precision’s website at www.precisiondrilling.com and refer to the Investor Relations section. Additional information relating to Precision, including the Annual Information Form, Annual Report and Management Information Circular has been filed with SEDAR and is available at www.sedar.com.

  Precision Drillg Corporation | 21

CORPORATE INFORMATION

HEAD OFFICE
Precision Drilling Corporation
800, 525-8th Avenue SW
Calgary, Alberta, Canada T2P 1G1
Telephone: 403-716-4500
Facsimile: 403-264-0251
Email: info@precisiondrilling.com
www.precisiondrilling.com

DIRECTORS
William T. Donovan
Brian J. Gibson
Robert J. S. Gibson
Allen R. Hagerman, FCA
Stephen J.J. Letwin
Kevin O. Meyers
Patrick M. Murray
Kevin A. Neveu
Robert L. Phillips

OFFICERS
Kevin A. Neveu
President and
Chief Executive Officer

Joanne L. Alexander
Senior Vice President, General
Counsel and Corporate Secretary

Niels Espeland
President, International Operations

Douglas B. Evasiuk
Senior Vice President,
Sales and Marketing

Kenneth J. Haddad
Senior Vice President,
Business Development

Robert J. McNally
Executive Vice President and
Chief Financial Officer

Darren J. Ruhr
Senior Vice President,
Corporate Services

Gene C. Stahl
President, Drilling Operations

Douglas J. Strong
President, Completion and
Production Services

LEAD BANK Royal Bank of Canada Calgary, Alberta AUDITORS KPMG LLP Calgary, Alberta

22 | Corporate Information

Precision Drilling Corporation
Suite 800, 525-8th Avenue SW
Calgary, Alberta, Canada T2P 1G1
Telephone: 403-716-4500
Email: info@precisiondrilling.com
www.precisiondrilling.com